EXHIBIT 11

                               CELSION CORPORATION
                        COMPUTATION OF EARNINGS PER SHARE

                                       Three Months Ended March 31,
                                      --------------------------------
                                          2004                2003
                                          ----                ----
Net loss attributable to common       $  (6,065,680)   $  (4,839,570)
stockholders

Net (loss) income per common share*   $       (0.04)   $       (0.04)

Weighted average shares                 153,221,009      108,726,231
outstanding




* Common stock equivalents have been excluded from the calculation of net loss per share as their inclusion would be anti-dilutive.